SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                           THISTLE GROUP HOLDINGS, CO.
                     --------------------------------------
                            (Name of Subject Company)

                           THISTLE GROUP HOLDINGS, CO.
                     --------------------------------------
                       (Name of Filing Persons -- Offeror)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                    88431E103
                     --------------------------------------
                      (CUSIP Number of Class of Securities)

                             Mr. John F. McGill, Jr.
                             Chief Executive Officer
                                6060 Ridge Avenue
                             Philadelphia, PA 19128
                                 (215) 483-2800
                     --------------------------------------
                  (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications on Behalf of Bidder)

                                   Copies to:
                             Samuel J. Malizia, Esq.
                            Felicia C. Battista, Esq.
                            Malizia Spidi & Fisch, PC
                   1100 New York Avenue, N.W., Suite 340 West
                             Washington, D.C. 20005
                                (202) 434 - 4660

--------------------------------------------------------------------------------
                            CALULATION OF FILING FEE
--------------------------------------------------------------------------------
TRANSACTION VALUATION*: $12,500,000                 AMOUNT OF FILING FEE: $1,150
--------------------------------------------------------------------------------
* Estimated for purposes of calculating the filing fee only, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of 1,000,000 shares of Common Stock, par value $.10 per share, at the maximum tender offer price of $12.50 per share in cash.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.
         Amount Previously Paid:    ___________.      Filing Party: ___________.
         Form or Registration No.:  ___________.      Date Filed:   ___________.

[        ]  Check  the  box  if  the  filing   relates   solely  to  preliminary
         communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[  ] third-party tender offer subject to Rule 14d-1.     [X] issuer tender offer subject to Rule 13e-4.
[  ] going-private transaction subject to Rule 13e-3.    [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ].

         This Amendment No. 2 ("Amendment No. 2") amends and supplements the Tender Offer Statement on Schedule TO, dated May 7, 2002, as amended by Amendment No. 1 filed on May 10, 2002, relating to the issuer tender offer by Thistle Group Holdings, Co., a Pennsylvania corporation, to purchase up to 1,000,000 shares of its common stock, par value $.10 per share, including the associated preferred shares purchase rights issued pursuant to the Rights Agreement dated as of September 30, 1999 between Thistle Group Holdings, Co. and Registrar and Transfer Company, as rights agent. Thistle Group Holdings, Co. is offering to purchase these shares at a price not greater than $12.50 nor less than $11.50 per share to the seller in cash, without interest, as specified by shareholders tendering their shares. Thistle Group Holdings, Co. tender offer is made on the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated May 7, 2002, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer and copies of which were attached to the Schedule TO dated May 7, 2002 as Exhibit (a)(1).

Item 4 - Terms of the Transaction is hereby amended and supplemented by the following:

Item 4(a) - Page 9 under the caption "1 - Number of Shares, Price, Priority of Purchase -- Odd Lots," the disclosure is revised as follows.

         For purposes of our offer, the term "odd lots" means all shares properly tendered before the expiration date at prices equal to or below the purchase price and not properly withdrawn by any person, referred to as an "odd lot holder," who owns, beneficially or of record, a total of fewer than 100 shares (not including any shares held in the Bank's ESOP) and certifies to that fact in the "Odd Lots" box on the letter of transmittal and, if applicable, on the notice of guaranteed delivery. As set forth above, odd lots will be accepted for payment before proration, if any, of the purchase of other tendered shares. To qualify for this preference, an odd lot holder must tender all shares owned, beneficially or of record, by the odd lot holder in accordance with the procedures described under "-- - Procedures for Tendering Shares."

         This preference is not available to partial tenders or to beneficial or record holders of a total of 100 or more shares, even if these holders have separate accounts or certificates representing fewer than 100 shares. This preference is also not available to any shares held in the Bank's ESOP.

         Any odd lot holder wishing to tender all its shares pursuant to our offer should complete the section entitled "Odd Lots" in the letter of transmittal and, if applicable, in the notice of guaranteed delivery.

Item 7. Source and Amount of Funds or Other Consideration is hereby amended and supplemented by the following:

Item 7(b) - Pages 24 - 25 under the caption "8 - Conditions of Our Offer," the disclosure is revised as follows.

         Notwithstanding any other provision of our offer, we will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend our offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, subject to the rules promulgated by the SEC under the Exchange Act, if, at any time on or after May 7, 2002 and before our acceptance for payment of properly tendered shares, any of the following events have occurred (or have been determined by us to have occurred):

          o there shall have been any action taken or pending or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of our offer, the acquisition of some or all of the shares under our offer or otherwise relates in any manner to our offer, including the other conditions to our offer;

          o there shall have been any action taken or pending, or approval withheld, or any statute, rule, regulation, judgment, order or injunction proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to our offer or to us or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, would directly or indirectly

               o make the acceptance for payment of, or payment for, some or all of the shares illegal or otherwise restrict or prohibit completion of our offer; or

               o delay or restrict our ability, or render us unable, to accept for payment or pay for some or all of the shares;

          o    there has occurred any of the following:

               o any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States;

               o the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

               o the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any of its territories;

               o any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event, or a disruption or adverse change in the financial or capital markets generally or the market for loan syndications in particular, that, in our reasonable judgment would affect, the extension of credit by banks or other lending institutions in the United States;

               o any significant decrease in the market price of our common stock or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on our business, operations or prospects or the trading of our common stock; or

               o any change or changes in the business, financial condition, assets, income, operations, prospects or stock ownership of us or our subsidiaries that, in our reasonable judgment, is or may be material and adverse to us or our subsidiaries.

         The conditions to our offer are for our sole benefit and may be asserted by us regardless of the circumstances (including any action or inaction by us) giving rise to any such condition and, where permissible, may be waived by us, in whole or in part at any time and from time to time in our sole discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any right, and each right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination or judgment by us concerning the events described above will be final and binding on all parties.

Item 12.  Exhibits.

          (a) (1) Form of Offer to Purchase for Cash, dated May 7, 2002 and form
          of  Letter  of  Transmittal   (including   Certification  of  Taxpayer
          Identification Number on Form W-9).*

          (a) (2) Form of Notice of Guaranteed Delivery.*

          (a) (3) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

          (a) (4) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (including the Instruction Form).*

          (a) (5) Form of Letter to Shareholders of the Company, dated May 7, 2002 from John F. McGill, Jr., Chairman and Chief Executive Officer of the Company.*

          (a)  (6)   Form  of   Guidelines   for   Certification   of   Taxpayer
          Identification Number on Substitute Form W-9.*

          (a) (7) Press Releases issued by the Company, dated May 7, 2002 and May 10, 2002.*

          (b) Not applicable.

          (d) Not applicable.

          (g) Not applicable.

          (h) Not applicable.

______________
*        Previously filed.

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 22, 2002                                THISTLE GROUP HOLDINGS, CO.



                                            /s/John F. McGill, Jr.
                                            ------------------------------------
                                            John F. McGill, Jr.
                                            Chairman and Chief Executive Officer